AQUIS COMMUNICATIONS GROUP, INC.
1719A Route 10, Suite 300
Parsippany, New Jersey 07054
(973) 560-8000

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INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

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GENERAL

NO VOTE OR OTHER ACTION IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT.

    This Information Statement is being mailed commencing on or about August 1, 2002, by Aquis Communications Group, Inc. (the "Company") to holders of record of the Company's common stock, $0.01 par value per share (the "Common Stock"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors (the "Board"). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

CHANGE IN CONTROL TRANSACTION

    On February 27, 2002, the Company issued a press release reporting the execution of a term sheet with its principal lender, FINOVA Capital Corporation ("FINOVA"), outlining the terms for the restructuring of the Company's long-term debt (the "Restructuring"). On April 2, 2002, the Company filed its Annual Report under the Exchange Act for its fiscal year ended December 31, 2001, and reported amendments to the terms of the Restructuring. On July 1, 2002, the Company, its subsidiaries and certain creditors entered into agreements defining the final terms of the Restructuring and on July 2, 2002, the Company issued a press release announcing the completion of these agreements.

    Under the terms of the Restructuring, the Company's outstanding long-term debt will be reduced and the Company's institutional lenders will be provided with equity in the Company that will result in a change in control of the Company. Upon satisfaction or waiver of contractual contingencies and approval by the Federal Communications Commission for the transfer of indirect control of the Company's paging licenses, FINOVA, through an affiliate, Desert Communications I, LLC, will acquire a 79.99% equity interest and voting control of the Company, along with two secured notes in the total principal amount of $9,000,000. In exchange, all other existing outstanding debt due to FINOVA will be cancelled.

    Simultaneously, AMRO International, S.A. ("AMRO"), the Company's unsecured lender, will acquire a 9.9% equity interest in the Company and an unsecured subordinated note in the principal amount of $1,000,000 in exchange for the forgiveness of all obligations due under the 11% Convertible Debenture previously outstanding and the cancellation of all outstanding warrants held by AMRO.

    In addition to the foregoing, FINOVA will receive the right to appoint 3 of 5 directors to the Board and AMRO will receive the right to appoint 1 of 5 such directors. Pursuant to the terms of the Restructuring, the final director will be the Company's Chief Executive Officer. This Information Statement contains information concerning such Chief Executive Officer and the individuals designated by FINOVA and by AMRO to serve on the Board.

VOTING SECURITIES OF THE COMPANY

    As of June 30, 2002, the Company's voting securities consisted of 18,158,767 issued and outstanding share of Common Stock. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders of the Company. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information regarding beneficial ownership of the Common Stock as of June 30, 2002, with respect to: (1) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (2) each of the Company's directors, (3) each of the Company's Named Executive Officers (as hereafter defined) and (4) all directors and officers as a group. Except as noted, each person set forth below has sole voting and investment control over the shares reported.

Name and Address	Shares Beneficially Owned(1)	Percent of Outstanding Shares
Patrick M. Egan(2) c/o Select Security, Inc. 1706 Hempstead Road Lancaster, PA 17601	1,158,222	6.3%

Select Paging Investors, L.P. 4718 Old Gettysburg Road Mechanicsburg, PA 17055	898,958	5.0%

Michael Salerno(3) c/o Select Paging Investors, L.P. 4718 Old Gettysburg Road Mechanicsburg, PA 17055	1,182,026	6.4%

John B. Frieling(4) c/o Deerfield Capital, L.P. 20 North Main Street, Suite 120 Sherborn, MA 01770	2,025,423	10.8%

Deerfield Partners, LLC.(5) 20 North Main Street, Suite 120 Sherborn, MA 01770	1,425,423	7.8%

Deerfield Capital, LP.(6) 20 North Main Street, Suite 120 Sherborn, MA 01770	1,086,703	6.0%

Robert Greene (7) c/o Robert Greene Communications, Inc. 210 West Market Street Pottsville, PA 17901	1,289,351	7.1%

Robert Davidoff (8) Carl Marks & Co., Inc. 135 East 57th Street New York, New York 10022	280,172	1.5%

AMRO International, S.A (9) Grossmuenster Platz 6 Zurich, Switzerland	1,936,147	9.6%

Suburban Connect, LP(10) c/o The Lenfest Group 1332 Enterprise Drive West Chester, PA 19380	964,588	5.3%

Eugene I. Davis c/o Aquis Communications Group, Inc. 1719A Route 10, Suite 300 Parsippany, NJ 07054	-0-	*

D. Brian Plunkett (11) c/o Aquis Communications Group, Inc. 1719A Route 10, Suite 300 Parsippany, NJ 07054	366,762	2.0%

Brian M. Bobeck (12) c/o Aquis Communications Group, Inc. 1719A Route 10, Suite 300 Parsippany, NJ 07054	203,500	1.1%

David S. Laible (12) c/o Aquis Communications Group, Inc. 1719A Route 10, Suite 300 Parsippany, NJ 07054	203,500	1.1%

All directors and officers as a group (8 persons)	5,523,772	30.4%

___________

(1)     Based upon 18,158,767 shares of Common Stock outstanding at June 30, 2002. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act, and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as, other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within 60 days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities.

(2)     Includes 187,500 shares of Common Stock issuable upon the exercise of vested options. Excludes the shares beneficially owned by Deerfield Partners LLC ("Deerfield Partners"), in which Mr. Egan has a 4% equity interest.

(3)     Includes 95,568 shares held of record by Mr. Salerno and 187,500 shares of Common Stock issuable upon exercise of vested options. Mr. Salerno is the Managing Director of Select Capital, Inc., which in turn is the general partner of Select Paging Investors, L.P. Mr. Salerno disclaims beneficial ownership of the 898,958 shares of Common Stock owned by Select Paging Investors, L.P. and Select Capital, Inc.

(4)     Includes 600,000 shares of Common Stock issuable upon exercise of vested options. Mr. Frieling is the Managing Director of Deerfield Partners, which in turn is the general partner of Deerfield Capital, L.P. ("Deerfield Capital" and together with Deerfield Partners, the "Deerfield Entities"). Deerfield Partners is the record holder of 338,720 shares and Deerfield Capital is the record holder of 1,086,703 shares. Mr. Frieling disclaims any beneficial ownership of the shares of Common Stock owned by the Deerfield Entities.

(5)     Includes 338,720 shares held of record by Deerfield Partners and 1,086,703 shares held of record by Deerfield Capital, of which Deerfield Partners is general partner.

(6)     Includes 1,086,703 shares held of record by Deerfield Capital.

(7)     The information included with regard to Robert Greene is derived solely from a Schedule 13D dated March 31, 1999. The Company assumes no responsibility for the information contained in such Schedule.

(8)     Includes 75,088 shares held of record and 117,584 shares held of record by CMNY Capital II, L.P., an entity in which Mr. Davidoff is a partner. Mr. Davidoff disclaims beneficial ownership of the shares owned by CMNY Capital II, L.P. Also includes 87,500 shares issuable upon the exercise of vested options.

(9)     Represents 357,942 shares of Common Stock issuable upon exercise of a warrant to purchase Common Stock at a price of $3.16 per share, which warrant is exercisable on or before April 12, 2003, and 1,578,205 shares of Common Stock issuable upon conversion of a debenture issued under a loan agreement by and between the Company and AMRO. Share number calculated on the basis of (i) an assumed conversion price of $0.045 as of June 4, 2001 and (ii) a waivable contractual limitation in such loan agreement which provides that AMRO may not hold more than 9.9% of the issued and outstanding Common Stock following such conversion, which limit has been waived, then the waiver was subsequently revoked, all at AMRO's election.

(10)    Includes 319,518 shares issued to Suburban Connect, LP in May 2000 in connection with the Company's purchase of paging assets and 645,071 shares representing the payment adjustment specified in the related asset purchase agreement.

(11)    Includes options to purchase 366,762 shares of Common Stock. Does not include options to purchase 125,000 shares of Common Stock that may not vest before September 1, 2002.

(12)    Includes options to purchase 203,500 shares of Common Stock for each of Messrs. Bobeck and Laible. Does not include options to purchase 125,000 shares that do not vest before September 1, 2002.

          (*) Less than 1%.

DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTORS

    The following information sets forth the age, business experience and certain other information for each of the current members of the Board. Each such member will resign from the Board effective upon the closing of the transactions contemplated by the Restructuring.

    Patrick M. Egan, age 50, has been a director and the Chairman of the Board since its inception. Mr. Egan has also been the Chairman of the Board and Chief Executive Officer of Select Security, Inc., an electronic security services company, since November 1999. For approximately 27 years until October 1997, Mr. Egan was the President of the Commonwealth Security Systems, Inc., a major provider of electronic security services in the mid-Atlantic region. In addition to his ongoing relationships with the Company and Select Security, Mr. Egan currently serves Lancaster Radio Paging, Inc. as its President and has done so since 1979, and is a managing member of Security Partner, LLC. Both of those businesses compete in the security alarm monitoring and sales industries.

    Robert Davidoff, age 75, has served as a director of Paging Partners Corporation since its organization in February 1994 and remained on the Board after Paging Partners merged with Aquis Communications Inc. to form the Company. He is currently serving as Managing Director of Carl Marks & Co., Inc., an investment banking firm, where he has been employed since June 1950. He is also a general partner of CMNY Capital, L.P., an investment company founded in March 1962, general partner of CMNY Capital II, L.P., a small business investment company founded in June 1989, and chairman of CM Capital Corporation, an investment vehicle which he founded in March 1982, all of which are affiliated with Carl Marks & Co., Inc. Mr. Davidoff serves on the Board of Directors of Hubco Exploration, Inc., Marisa Christina Corporation and Rex Stores Corporation, all of which are publicly held corporations.

    John B. Frieling, age 46, has served as a director of the Company since its inception and is the co-founder and has been the Managing Director of Deerfield Partners, LLC, an investment banking firm, since June 1997. From June 1985 through June 1997, he was a founding member and Vice President of Bariston Associates, Inc., a Boston-based merchant banking firm. Prior to joining Bariston Associates, he was an associate in the acquisitions department of Winthrop Financial Associates. Prior thereto, Mr. Frieling practiced corporate law specializing in mergers, acquisitions and leveraged buyouts. He currently serves on the Boards of Directors of Touch Technology International, Inc., a Phoenix-based company that is a leader in transaction processing for smart card applications, and DC Fabricators, LLC, a New Jersey- based manufacturer of equipment for use in nuclear submarines.

Director Terms of Office

    In accordance with the terms of the Company's certificate of incorporation, the terms of office of the Board are divided into three classes, each with a three year term, except as follows: (1) Class III, whose term expires at the annual meeting of stockholders to be held in 2002, (2) Class II, whose term was scheduled to expire at the annual meeting of stockholders in 2001 and (3) Class I, whose term was scheduled to expire at the annual meeting of stockholders in 2000. Messrs. Egan and Davidoff are Class III directors. The Class II director was Michael Salerno during 2001 and through the date of his resignation on February 8, 2002, and the Class I director is Mr. Frieling. Because the Company did not hold an annual meeting of stockholders in 2000 or 2001, election of the Class I, II and III directors will be held at the next annual meeting. Since all directors will be elected at the next meeting of Shareholders, the proposed nominees have not been classified in accordance with the certificate of incorporation.

Director Compensation

    Directors that are not officers of or employed by the Company are not compensated under any standard policy or arrangement with the Company. Directors have generally been compensated only through the issuance of stock options and, in 1999, through the direct issuance of 60,000 shares to each of Messrs. Egan, Frieling and Salerno. During the year ended December 31, 2000, Messrs. Davidoff, Egan and Salerno received options to purchase Common Stock totaling 25,000, 125,000 and 125,000, respectively. Options to purchase 25,000 shares were granted to each of these directors on April 19, 2000 at an exercise price of $1.625 and vested on December 31, 2000. Options to purchase 100,000 shares were issued to each of Messrs. Egan and Salerno on July 24, 2000 at an exercise price of $1.0312 and vested on December 31, 2000. All options issued during fiscal 2000 expire ten years after grant date. Our non-employee directors were also each granted an option to purchase 150,000 shares of Common Stock on November 21, 2001. These options provide an exercise price of $0.03, expire on November 21, 2011, and vest in four equal annual increments starting with the initial vesting for 37,500 subject shares on the grant date.

Meetings and Committees of the Board

    The Board has a standing Audit and Compensation Committee. The Board held five meetings in the Company's fiscal year ended December 31, 2001 ("Fiscal Year 2001"). Each director attended at least 75% of meetings of the full Board and meetings of committees on which each served.

    The Audit Committee currently consists of Messrs. Egan and Davidoff. Upon the closing of the transactions contemplated by the Restructuring, Messrs. Egan and Davidoff will resign from the Audit Committee and David A. Sands, Thomas W. Parrish and Alex E. Stillwell, whose biographical information can be found under the heading in this Information Statement entitled "Designees to Serve on the Board", will become members of the Audit Committee. Messrs. Parrish and Stillwell are "independent" for the purpose of the Company's Audit Charter. Mr. Sands is not independent since he is an officer of Finova. Mr. Sands is serving on the Audit Committee because the Company has, to date, been unsuccessful in recruiting sufficient independent directors to comprise the Audit Committee. The Company anticipates recruiting additional independent directors, one of whom would replace Mr. Sands on the Audit Committee. The Audit Committee ratifies the selection of the Company's independent auditors, reviews the arrangements for and scope of the Company's annual audit and reviews the results of such audit. The Audit Committee also inquires into important internal controls, accounting and financial reporting matters, reviews potential conflict of interest situations, as appropriate, and reports and makes recommendations to the full Board, as appropriate. The Audit Committee had five meetings in Fiscal Year 2001.

    The Compensation Committee consists of Messrs. Egan and Davidoff. The Compensation Committee reviews the Company's compensation policies and reviews and approves the compensation of executive officers. The Compensation Committee had one meeting in Fiscal Year 2001.

DESIGNEES TO SERVE ON THE BOARD

    Pursuant to the terms of the Restructuring, the five individuals listed below have been designated to serve on the Board by virtue of having been designated by FINOVA (three designees), by AMRO (one designee) or by being the Company's Chief Executive Officer (collectively, the "Designees"). Set forth below is certain information with respect to the Designees based on information supplied to the Company by the Designees, including their names, principal occupations for the past five years, and their directorships with other corporations. The Company assumes no responsibility for the accuracy or completeness of such information.

    John B. Burtchaell, Jr. is the Senior Vice President of FINOVA's Special Assets Division and is responsible for overseeing the management of the largest and most complex workout relationships in FINOVA's portfolio. This responsibility includes managing the execution of workout strategies for each of FINOVA's lines of business. Mr. Burtchaell has extensive portfolio workout and credit experience. He has held senior positions for various lending institutions. Prior to joining FINOVA in 1998, Mr. Burtchaell worked at First American National Bank where he was a Senior Vice President and Division Manager from 1996 to 1998 and a Senior Vice President and Senior Credit Office from 1992 to 1996. He also held the position of Senior Vice President and Senior Credit Officer at Dominion Bank from 1988 to 1992. Before joining Dominion Bank in 1988, Mr. Burtchaell was the President and Chief Executive Officer of a BancOne affiliate for seven years. Mr. Burtchaell has been designated by FINOVA to serve on the Board.

    Thomas W. Parrish has been the President of Parrish Interests, a real estate and investment firm, since 1999. Prior to that, from 1985 to 1999, he was the President and Chief Executive Officer of Southwestern Bank & Trust Company and, from 1979 to 1985, he was the President of Exchange National Bank. Mr. Parrish has more than twenty years experience in commercial/consumer banking and real estate development industries and has the proven ability to manage operations and financial organizations ranging from $30 million to over $1 billion in assets. He has in-depth experience in start-ups, turnarounds, corporate restructurings, capital sourcing, business development and sales/marketing. Mr. Parrish serves on the Board of Directors of International Health & Biomedicine Ltd. Mr. Parrish has been designated by AMRO to serve on the Board.

    David A. Sands is the Vice President of The FINOVA Group. Mr. Sands is responsible for workout management/ recovery of a variety of distressed companies. He has proven success in corporate finance, workouts and mergers and acquisitions. Prior to joining FINOVA in May 2001, Mr. Sands served as the Chief Executive Officer from September 1999 to July 2001 of PCT Automation Systems Corporation where he developed and executed business and financial plans that enabled the previously reorganized and restructed company to prosper and be sold to a corporate buyer. Prior to that, he served as an independent consultant, with assignments including Interim President, board of directors member and acquisition consultant, from September 1997 to March 2001. From April 1996 to July 1997, Mr. Sands served as the President and Chief Executive Officer of Process Control Technologies, Inc., a manufacturer of specially continuous flow equipment, and in such capacity he led the company through a successful emergence from bankruptcy in seven months. Mr. Sands has been designated by FINOVA to serve on the Board.

    Alex E. Stillwell has been a consultant to A&K Associates, LLC since October 2000 and is responsible for developing a global Channel Sales organization to sell products new to the market. Prior to that, from April 2000 to October 2000, he was a consultant to Raleigh Technology Corp., where he implemented steps to cut expenses and hire key employees which revived the company which had been weeks away from ceasing operations. From 1998 to 1999, Mr. Stillwell served as Vice President and General Manager of Access Solutions and, from 1997 to 1998, as Vice President, Sales for ALLTEL. Mr. Stillwell has been designated by FINOVA to serve on the Board.

    Eugene I. Davis, age 47, has served as the Company's President since April 29, 2002 and as its Chief Executive Officer since July 1, 2002. In 1999, he became Chairman and Chief Executive Officer of PIRINATE Consulting Group, L.L.C., a privately held consulting firm specializing in crisis and turn-around management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for public and private business entities. Mr. Davis has been Chairman, Chief Executive Officer and President of RBX Industries, Inc. since August 2001, after having been appointed Chief Restructuring Officer in January 2001. RBX is a leading manufacturer of closed cell foam and custom mixed rubber compounds. From January 2000 through August 2001, Mr. Davis was Chairman and Chief Executive Officer of Murdock Communications Corp., a NASDAQ listed company. From May 1999 through June 2001, he was the Chief Executive Officer of SmarTalk Teleservices, Inc., which had filed a petition under Chapter 11 of the Federal Bankruptcy Code in March 1999. He was Chief Operating Officer of TotalTel USA Communications, Inc. in 1998. Both SmarTalk Teleservices, Inc. and TotalTel USA Communications, Inc. are NASDAQ listed companies. In addition, he is a director of Anchor Glass Container Corp., Coho Energy, Inc., Elder-Beerman Stores Corp., Eagle Geophysical, Inc., and a member of the Board of Advisors of PPM America Special Investment Funds. Mr. Davis has been designated to serve on the Board by virtue of being the Company's Chief Executive Officer.

CURRENT EXECUTIVE OFFICERS

    The following information sets forth the age, business experience and certain other information for each of the current executive officers of the Company:

Name	Age	Position
Eugene I. Davis*	47	President and Chief Executive Officer
D. Brian Plunkett	44	Vice President and Chief Financial Officer
Brian M. Bobeck	33	Vice President-Engineering
David S. Laible	35	Vice President-Sales

*Biographical information for Mr. Davis is provided under the heading "Designees to Serve on the Board."

    D. Brian Plunkett served as the Chief Financial Officer, Vice President, Treasurer and Assistant Secretary of Aquis Communications, Inc. from January 1, 1999 until its merger with the Company, and as Vice-President and Chief Financial Officer of the Company since that time. Prior thereto, he had been the Chief Financial Officer for NationPage, Inc., from January 1995. For more than ten years prior to his employment with NationPage, Mr. Plunkett was employed by PageAmerica Group, Inc., a publicly traded, FCC licensed facilities-based wireless provider where he served as Vice President of Finance and Principal Accounting Officer. Mr. Plunkett is a Certified Public Accountant.

    Brian M. Bobeck has served as Vice-President Engineering, of the Company and its predecessor since January 1999. During 1998, Mr. Bobeck was Director of Technical Services for Vanguard Cellular. From 1996 to 1998, Mr. Bobeck was Director of Engineering for NationPage Inc. Prior thereto, Mr. Bobeck was Operations Manager for C-TEC Corporation, an independent local exchange carrier.

    David S. Laible has served as Vice President-Sales of the Company and its predecessor since January 1999. From April 1997 to January 1999, Mr. Laible was Director of Sales and Marketing for Bell Atlantic Paging. Prior thereto, Mr. Laible was Director-National Retail for Bell Atlantic Mobile.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid or accrued for the fiscal years ended December 31, 2001, 2000, and 1999, by the Company to or for the benefit of each person who served as the Company's Chief Executive Officer and by the Company's four most highly compensated executive officers (other than the Chief Executive Officer) who served as such at the close of the Fiscal Year 2001 (the "Named Executive Officers"):

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Restricted Stock Award(s)($)	Options/ SARS(#)(1)	All Other Compensation(2)

John B. Frieling (3) Chief Executive Officer	2001 2000 1999	$167,500 $78,750 ---	-0- -0- ---	-0- -0- ---	300,000 300,000 ---	-0- -0- ---
Keith J. Powell (4) President	2001 2000 1999	$144,327 --- ---	$22,500 --- ---	-0- --- ---	350,000 --- ---	-0- --- ---
D. Brian Plunkett (5) Chief Financial Officer	2001 2000 1999	$152,917 $177,855 $141,667	$10,000 -0- -0-	-0- -0- -0-	100,000 75,000 316,762	-0- -0- -0-
Brian M. Bobeck (6) Vice President Engineering	2001 2000 1999	$153,150 $124,642 $111,458	$35,000 $20,000 -0-	-0- -0- -0-	100,000 175,000 53,500	$8,120 $3,750 $3,129
David S. Laible (6) Vice President Sales	2001 2000 1999	$138,908 $99,585 $101,577	$15,000 $40,000 $31,000	-0- -0- -0-	100,000 175,000 53,500	$9,074 $4,200 $3,977

(1) All grants were approved by the Board in November 2001, except for the grant made to Mr. Powell disclosed below in footnote 4.

(2) Represents matching contributions to the Company's 401(k) plan.

(3) Mr. Frieling began serving as Chief Executive Officer on September 19, 2000. Does not include options to purchase 25,000 shares of Common Stock and 100,000 shares of Common Stock issued to him on April 18 and July 24, 2000, respectively, before his appointment as CEO.

(4) Mr. Powell's employment with the Company began on January 15, 2001. He was granted options to acquire 200,000 shares of Common Stock in connection with his hiring. Another option grant for 150,000 shares was made later during that year. Mr. Powell resigned as the Company's President and Chief Executive Officer effective May 24, 2002.

(5) Mr. Plunkett was granted options to purchase 75,000, 50,000 and 266,762 shares of Common Stock on December 13, 2000, and August 31 and January 4, 1999, respectively.

(6) Messrs. Bobeck and Laible were each granted options to purchase 75,000,100,000 and 53,500 shares of Common Stock on December 13, June 25, 2000 and May 4, 1999, respectively.

Employment Agreements

    On September 19, 2000, Mr. Frieling and the Company entered into an employment agreement defining the terms under which Mr. Frieling was to serve as the Company's Chief Executive Officer. Pursuant to the agreement, the Company paid Deerfield Partners a monthly amount of $17,500 and issued Mr. Frieling options to purchase 300,000 shares of Common Stock at a price of $0.9625 per share (110% of the closing price for Common Stock on September 19, 2000). Options issued to Mr. Frieling for 150,000 shares vested immediately upon issuance, and options to purchase 25,000 shares of Common Stock vested on the first day of each month, commencing October 1, 2000. Effective December 1, 2001, the Company and Mr. Frieling entered into a new Executive Services Agreement providing a renewable one-year term, a monthly salary of $15,000, compensation in the amount of $67,500 for services provided from the second quarter of 2001 through the effective date of the agreement, and options to purchase 300,000 shares of Common Stock at $0.03. These options, expiring on December 31, 2007, provide vesting for 150,000 at the time of grant and 25,000 additional shares monthly until fully vested. Mr. Frieling resigned as the Company's Chief Executive Officer effective July 1, 2002. Under his severance agreement, Mr. Frieling will continue to be paid his compensation until the closing of the Restructuring.

    Mr. Plunkett, the Company's Chief Financial Officer, entered into an employment agreement with BAP Acquisition Corp. in November 1998, pursuant to which he received a base salary of $175,000, subject to upward adjustment, and bonus compensation as determined by the Board. In November 1998, Aquis Communications, Inc. entered into an employment agreement with David Laible. The agreement provided for an annual base salary of $100,000 and incentive compensation. Also in November 1998, Aquis Communications, Inc. entered into an employment agreement with Brian Bobeck. That agreement provided for an annual base salary of $100,000 and incentive compensation. The agreements with Messrs. Plunkett, Laible and Bobeck each expired at December 31, 2001. However, these individuals continue employment with the Company on an at will basis although the Company has agreed to provide each with salary continuation benefits for a period of three months in the event of their termination without cause.

    Mr. Davis, the Company's Chief Executive Officer, receives no compensation from the Company in such capacity, but has a consulting agreement with the Company pursuant to which he receives $22,000 per month. The consulting agreement may be terminated on 60 days notice. Mr. Davis is serving as interim Chief Executive Officer. The Company anticipates identifying a permanent Chief Executive Officer within 60 days of the date of the closing of the Restructuring.

Stock Option Plans

    The Company implemented a stock option plan in connection with its merger with Paging Partners Corporation on March 31, 1999 (the "Plan"). Under the Plan, options to purchase shares of Common Stock, intended to qualify as incentive stock options, may be granted to employees of the Company. A total of 1,500,000 shares of Common Stock have been reserved for issuance under the Plan. Options are exercisable for terms of six months to ten years from the date of grant. The Company also established the Aquis Communications Group, Inc. 2001 Stock Incentive Plan (the "2001 Plan") in November 2001. Both incentive stock options or non-qualified stock options may be granted under the 2001 Plan. Employees, directors and consultants are eligible for grants under the 2001 Plan. A total of 2,000,000 shares of Common Stock have been reserved for issuance under the 2001 Plan.

Option Grants in Year Ended December 31, 2001

    The following stock options were granted to the Named Executive Officers during Fiscal Year 2001:

Name	# of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price Per Share ($/Share)	Expiration Date	Grant Date Present Value ($)(2)
John B. Frieling(3)	300,000	26.4%	$0.03	December 31, 2007	$8,100

Keith J. Powell(4)	200,000	17.6%	$0.125	January 14, 2011	$22,800
	150,000	13.2%	$0.03	November 21, 2011	$4,050

D. Brian Plunkett(5)	100,000	8.8%	$0.03	November 21, 2011	$2,700

Brian M. Bobeck(5)	100,000	8.8%	$0.03	November 21, 2011	$2,700

David S. Laible(5)	100,000	8.8%	$0.03	November 21, 2011	$2,700

(1) Based on option grants to employees and the Named Executive Officers during Fiscal Year 2001 for the purchase of 1,130,000 shares. Excludes options to purchase 450,000 shares of Common Stock granted to non-employees in Fiscal Year 2001, including grants made to the Company's non-employee directors on November 21, 2001.

(2) The valuation method used was the Black-Scholes option pricing model. The calculations are based on the following factors as of the grant date: (i) the expected exercise of the options within three years, (ii) the risk-free interest rate on the grant date using treasury note rates ranging from 5.2% to 6.1% over the expected term of the options, (iii) the price of the stock on the date of grant ranging from $0.125 to $0.03 with its expected volatility at 100%, (iv) no risk of forfeiture and (v) dividend yield was not applicable as dividends are not expected.

(3) The option grant provided to Mr. Frieling during 2001 was effective on December 1, 2001 and provided immediate vesting of options for 150,000 shares, with additional vesting of options for 25,000 shares per month thereafter until fully vested.

(4) Options to purchase 200,000 shares of Common Stock were granted to Mr. Powell in connection with his employment by the Company on January 15, 2001. These options vest ratably on the first, second and third anniversaries of the grant date. Options to purchase 150,000 shares were granted on November 21, 2001 and provide ratable vesting on the grant date and the three succeeding anniversary dates of the grant date.

(5) Options to purchase 100,000 shares of Common Stock were granted to each of Messrs. Plunkett, Bobeck and Laible on November 21, 2001 and provide ratable vesting on the grant date and on the three succeeding anniversary dates of the grant date.

Aggregated Option Exercises in Fiscal Year 2001 and 2001
Fiscal Year-End Option Values

    The following table sets forth information relating to the exercise of options during Fiscal Year 2001 by each Named Executive Officer and the year-end value of unexercised options.

Name	# Shares Acquired on Exercise	Value Realized ($)	# of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at Fiscal Year End ($) Exercisable/ Unexercisable

John B. Frieling	-0-	-0-	600,000 / 150,000	0 / 0
Keith J. Powell	-0-	-0-	37,500 / 312,500	0 / 0
D. Brian Plunkett	-0-	-0-	261,174 / 230,588	0 / 0
Brian M. Bobeck	-0-	-0-	185,667 / 142,833	0 / 0
David S. Laible	-0-	-0-	185,667 / 142,833	0 / 0

COMPENSATION COMMITTEE REPORT

    The Compensation Committee of the Board of Directors (the "Board") of Aquis Communications Group, Inc. (the "Company") reviews and approves compensation levels and benefit plans and policies applicable to senior management of the Company, including the Chief Executive Officer and other executive officers of the Company, and submits its recommendations to the Board for ratification. The Company's compensation policies are designed (1) to attract and retain individuals of the best quality available in the messaging services industry, (2) to motivate and reward these individuals based on corporate and individual performance and (3) to align the interests of these individuals with the interests of the shareholders of the Company through stock-based incentives. Consistent with the above-stated philosophy, senior management compensation generally consists of base salary, bonus and incentive awards in the form of stock options.

    In fiscal year 2001, compensation of Brian M. Bobeck, the Company's Vice President Engineering, David S. Laible, the Company's Vice President, Sales, and D. Brian Plunkett, the Company's Chief Financial Officer, was determined in accordance with prior employment agreements which were based, in form, upon arms length negotiations. Each of these agreements expired at December 31, 2001, and, in light of the poor economic performance of the Company, Messrs. Bobeck, Laible and Plunkett voluntarily agreed to continue their employment with the Company on an at will basis. The Company has agreed, however, to provide each with salary continuation benefits for a period of six months in the event of their termination without cause. In fiscal year 2001, compensation of the Company's President, Keith J. Powell, was determined in accordance with his employment agreement. Mr. Powell resigned as President of the Company effective May 24, 2002.

    In fiscal year 2001, the compensation of the Company's Chief Executive Officer, John B. Frieling, was determined in accordance with the terms of his employment agreement. On September 19, 2000, Mr. Frieling and the Company entered into an employment agreement defining the terms under which Mr. Frieling was to serve as the Company's Chief Executive Officer. Pursuant to the agreement, the Company paid Deerfield Partners a monthly amount of $17,500 and issued Mr. Frieling options to purchase 300,000 shares of Common Stock at a price of $0.9625 per share (110% of the closing price for Common Stock on September 19, 2000). Options issued to Mr. Frieling for 150,000 shares vested immediately upon issuance, and options to purchase 25,000 shares of Common Stock vested on the first day of each month, commencing October 1, 2000. Effective December 1, 2001, the Company and Mr. Frieling entered into a new Executive Services Agreement providing a renewable one-year term, a monthly salary of $15,000, compensation in the amount of $67,500 for services provided from the second quarter of 2001 through the effective date of the agreement, and options to purchase 300,000 shares of Common Stock at $0.03. These options, expiring on December 31, 2007, provide vesting for 150,000 at the time of grant and 25,000 additional shares monthly until fully vested. Mr. Frieling resigned as the Company's Chief Executive Officer effective July 1, 2002.

                                                                                                    Respectfully submitted,

                                                                                                    Patrick M. Egan
                                                                                                    Robert Davidoff

                                                                                                    Members of the Compensation Committee

AUDIT COMMITTEE REPORT

    The Audit Committee currently consists of Messrs. Egan and Davidoff. Upon the closing of the transactions contemplated by the Restructuring, Messrs. Egan and Davidoff will resign from the Audit Committee and David A. Sands, Thomas W. Parrish and Alex E. Stillwell, whose biographical information can be found under the heading in this Information Statement entitled "Designees to Serve on the Board", will become members of the Audit Committee. Messrs. Parrish and Stillwell are "independent" for the purpose of the Company's Audit Charter. Mr. Sands is not independent since he is an officer of Finova. Mr. Sands is serving on the Audit Committee because the Company has, to date, been unsuccessful in recruiting sufficient independent directors to comprise the Audit Committee. The Company anticipates recruiting additional independent directors, one of whom would replace Mr. Sands on the Audit Committee. The Audit Committee ratifies the selection of the Company's independent auditors, reviews the arrangements for and scope of the Company's annual audit and reviews the results of such audit. The Audit Committee also inquires into important internal controls, accounting and financial reporting matters, reviews potential conflict of interest situations, as appropriate, and reports and makes recommendations to the full Board, as appropriate.

    The Audit Committee operates under a written charter, a copy of which is attached to this Information Statement as Exhibit A. While management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls, in its corporate oversight role, the Audit Committee reviews the Company's financial reporting process on behalf of the Board.

    The Audit Committee annually reviews the scope of the Company's audit and the results of such audit. In addition, conferences and/or meetings are held with the Company's independent public accountants prior to the filing of quarterly financial information with the SEC. The meetings and the conferences are designed to facilitate open communication between the Audit Committee, management of the Company and the Company's independent public accountants. The Audit Committee reviews and discusses the consolidated financial statements and the quarterly financial information with management and independent public accountants in the context of these meetings.

    The Audit Committee also actively participates in the selection of the firm to audit the consolidated financial statements of the Company, and recommended to the Board the selection of Wiss & Company LLP ("Wiss") as the Company's independent public accountants to audit the consolidated financial statements of the Company for the fiscal year ended December 31, 2001. The Audit Committee anticipates making a recommendation to the Board for the selection of a firm of independent accountants to audit the consolidated financial statements of the Company for the year ending December 31, 2002, prior to the Company's next annual meeting.

    The Audit Committee discussed with Wiss matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees). Wiss also provided the Audit Committee the written disclosures and the letter required by Independence Standards Board ("ISB") Standard No. 1 (Discussions with Audit Committees), and the Audit Committee discussed with Wiss their independence under ISB Standard No. 1.

    Based upon these reviews and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the Securities and Exchange Commission.

                                                                                                Respectfully submitted,

                                                                                                Patrick M. Egan
                                                                                                Robert Davidoff

                                                                                                Members of the Audit Committee

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Frieling resigned as a member of the Company's Compensation Committee in 2001. During 2001, the Company paid investment banking fees totaling $67,674 to Deerfield Capital, L.P. and Deerfield Partners, LLC. Mr. Frieling serves as managing director of Deerfield Partners, LLC, which in turn serves as general partner of Deerfield Capital, L.P.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    Deerfield Capital, LP, of which Mr. Frieling is a principal, and Deerfield Partners, LLC, of which Mr. Frieling is Managing Director, provided investment banking services to the Company in connection with certain of its completed and proposed acquisitions. During 1999, Deerfield Capital and Deerfield Partners were paid a total of $411,000 in fees and expenses for such services. During 2000 and 2001, respectively, such payments totaled $67,674 and $26,250.

    In April 2000, the Company and John X. Adiletta entered into a settlement agreement related to employment related claims brought by Mr. Adiletta. The terms of that settlement provide for a payment of $25,000, a credit of $75,000 against existing indebtedness owed to the Company by Mr. Adiletta, stock valued at $400,000, forgiveness of $115,000 of debt under an existing promissory note secured by Common Stock owned by Mr. Adiletta, and the reinstatement of 55,000 stock options with an exercise price of $1.12 each under a previous Incentive Stock Option Agreement. At April 16, 2001, the outstanding balance due under this 8% note, after the settlement, was $50,000. Due to non-payment of this note, the Company filed a lawsuit to enforce collection. In response, Mr. Adiletta filed a counterclaim and third-party complaint on or about March 27, 2001 against the Company and Messrs. Frieling, Plunkett, Egan, Salerno and Davidoff, in which Mr. Adiletta seeks unspecified damages for: (1) the alleged breach of the terms of the settlement agreement between the Company and Mr. Adiletta, (2) alleged fraud in connection with such settlement agreement and (3) alleged breach of fiduciary duties and negligence arising out of the governance of the Company. This matter was settled on October 16, 2001, through the return of all Common Stock held by Mr. Adiletta and the termination of all option rights held by him in exchange for a cash payment to him of $117,500 and the forgiveness of the promissory note due from him in the then-remaining amount of $50,000.

    On July 1, 2002, the Company, its affiliates and subsidiaries, Mr. Frieling and certain creditors completed agreements defining the final terms of the Restructuring. See the discussion under the heading "General" in this Information Statement for further information about the Restructuring.

    In August 2000, the Company completed the sale of its Internet business assets to a private investment group headed by John V. Hobko, the Company's IP's former president, and Mr. Frieling, who owned or controlled an approximate 13% interest in that investment group at that time. Mr. Frieling was also a director of the Company and was subsequently named as its Chief Executive Officer. The transaction was negotiated based on arms-length negotiations conducted by Messrs. Frieling and Salerno, at the direction of the Board. The Company sold these assets on August 31, 2000 at an approximate purchase price of $2,970,000, inclusive of cash, a 10% note in the amount of $1,329,018 and the assumption of the Company IP indebtedness. That note was paid down to approximately $950,000 through several periodic payments during the ensuing months. The maturity date of that note, in the original face amount of $1,329,018, had been extended from October 31, 2000 to March 31, 2001 and finally to December 31, 2001. Pursuant to the modified payment terms of that final extension, the Company collected the remaining discounted balance of $625,000 in September 2001. The Company had initially acquired these assets through a stock purchase in June 1999 at a cost to the Company of 1,150,000 shares of Common Stock valued at about $1,600,000, $275,000 of cash and assumed liabilities and transaction costs totaling approximately $245,000.

LEGAL PROCEEDINGS

    The Company was a party to a legal proceeding involving a former reseller, Fone Zone Communication Corp., that was reported in the Company's Annual Report on Form 10-K for Fiscal Year 2001. The Company settled that matter with a payment of $31,500 in April 2002. There are no other significant developments related to legal proceedings involving the Company as of the date of the filing of this Information Statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of Section 16(a) forms they file. Based solely on the review of the copies of such forms furnished to the Company, or written representations of the reporting persons, the Company has determined that all required reports were timely filed during Fiscal Year 2001.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                    AQUIS COMMUNICATIONS GROUP, INC.

                                                                                    By: /s/ D. Brian Plunkett
                                                                                     D. Brian Plunkett
                                                                                    Chief Financial Officer

Exhibit A

Aquis Communications Group, Inc. Audit Committee Charter

I. Audit Committee Purpose

  The Audit Committee is appointed by the Board of Directors of Aquis Communications Group, Inc. (the "Company") to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

    Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

    Monitor the independence and performance of the Company's independent auditors and any internal auditing department.

    Provide an avenue of communication among the independent auditors, management, the internal auditing department, and the Board of Directors.

  The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II. Audit Committee Composition and Meetings

Audit Committee members shall meet the applicable independence and experience requirements, in effect from time to time, of The NASDAQ Stock Market ("NASDAQ") or such other applicable stock exchange or association on which the Company's common stock is then listed. The Audit Committee shall be comprised of three or more directors as determined by the Board. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. Audit Committee members may attend meetings in person, by telephone conference or similar communications equipment, or as otherwise permitted by law. The Committee should meet privately in executive session at least annually with management, the director of the internal auditing department, if any, the independent auditors, and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.

III. Audit Committee Responsibilities and Duties

Review Procedures

1.     Review and reassess the adequacy of this Charter at least annually. Submit the Charter to the Board of Directors for approval and have the document published in accordance with applicable Securities and Exchange Commission ("SEC") regulations.

2.     Review the Company's annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of major issues regarding accounting principles, practices, and judgments that could significantly affect the Company's financial statements.

3.     In consultation with management, the independent auditors, and the internal auditors, if any, consider the integrity of the Company's financial reporting processes and controls. Discuss any significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors and the internal auditing department together with management's responses.

4.     Review with financial management and the independent auditors the Company's quarterly financial results prior to the release of earnings and the Company's quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 ("SAS 61") (see item 9). The Chair of the Committee may represent the entire Audit Committee for purposes of this review.

Independent Auditors

5.     The independent auditors are ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

6.    Approve the fees and other significant compensation to be paid to the independent auditors.

7.     On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors' independence.

8.     Review the independent auditors audit plan - discuss scope, staffing, reliance upon management, and internal audit and general audit approach.

9.     Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with SAS 61.

10.   Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

Internal Audit Department and Legal Compliance

11.     Review the budget, plan, changes in plan, activities, organizational structure, and qualifications of the internal audit department, if any, as needed.

12.     Review the appointment and performance of, and any decision to replace, any senior internal audit executive.

13.     Review any significant reports prepared by the internal audit department together with management's response and follow-up to these reports.

14.     On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's system for monitoring compliance with applicable laws and regulations, including response to any material inquiries received from regulators or governmental agencies.

Other Audit Committee Requirements

15.     Annually prepare a report to shareholders as required by the Securities and Exchange Commission. The report will be included in the Company's annual proxy statement as required by the applicable rules of the SEC.

16.     Perform any other activities consistent with this Charter, the Company's by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

17.     Periodically report to the Board of Directors on significant results of the foregoing activities.

Scope of Duties

18.     While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan, direct or conduct audits, or to determine whether the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditors or to assure compliance with laws and regulations and any internal rules or codes of conduct of the Company.